Exhibit 99.33

INTERMAP TECHNOLOGIES CORPORATION

REPORT OF VOTING RESULTS

Annual General Meeting of the Shareholders held on June 27, 2024

National Instrument 51-102 Continuous Disclosure Obligations (Section 11.3)

The following sets forth a brief description of each matter which was voted upon at the Annual General Meeting of shareholders of Intermap Technologies Corporation (the Corporation) held on June 27, 2024 (the Meeting) and the outcome of the vote. All resolutions were put to a vote by ballot at the Meeting. A total of 20,723,331 Class A common shares of the Corporation (Common Shares), representing 49.17% of the total Common Shares outstanding, were represented in person or by proxy at the Meeting.

	Votes by Ballot
Description of Matter Voted Upon	Result of Vote	Votes For	Votes Against/Withheld
1. Ordinary resolution to approve the election of the following nominees to serve as directors of the Corporation until the close of the next annual meeting of the Corporation’s shareholders, or until their successors are duly elected or appointed:
Patrick A. Blott	Elected	14,037,082	1,385,763
		(91.01)%	(8.99)%
Philippe Frappier	Elected	14,079,034	1,343,811
		(91.29)%	(8.71)%

John (Jack) Hild	Elected	14,079,534	1,343,311
		(91.29)%	(8.71)%

Jordan Tongalson	Elected	14,076,524	1,346,321
		(91.27)%	(8.73)%

2. Ordinary resolution to approve the reappointment of KPMG LLP, Chartered Professional Accountants, as auditors of the Corporation for the ensuing year or until their successors are appointed, and to authorize the board of directors to fix their remuneration as such.	Passed	19,121,877	1,601,454
		(92.27)%	(7.73)%

The ordinary resolution to replenish the number of Common Shares issuable under the Corporation’s Omnibus Incentive Plan, as described in the Corporation’s management information circular dated May 22, 2024, was withdrawn.